Camryn Rose
Deer Park · 19 Nov · 🌐

✨ Grotto Update & Weekly Drop In ✨
Hi neighbors! A quick update from us: we just passed our first $50,000 WeFunder milestone and are now moving toward our next goal of $150,000. Thank you to everyone who's reached out, asked thoughtful questions, or shared encouragement. It truly keeps us going.

We've been having so many great conversations around town that we're starting a weekly drop in meetup for anyone who wants to learn more about the project, ask questions, or just connect:

📍 Coffee Roastery in Fairfax
🕒 Fridays, 1-3pm
👋 Casual, open to all

If you're curious about where things stand, or interested in learning more about how investing works in a small community project like this, we're always happy to chat. No pressure, just an open invitation.

Thanks again for being such a supportive community as we work to bring Grotto to life. 🩵

Ps. Photo included so you know who to wave at 😉


GROTTO
COMING SOON
SCAN QR TO LEARN MORE

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